Zentek Invited to Present Albany Graphite Purification
Results at the 26th International Nuclear Graphite Specialists
Meeting

Presentation on acid-free purification of Albany graphite to 5N at bench scale scheduled for October 22, 2026, in Osaka, Japan

• INGSM-26 is co-organized by Toyo Tanso and the Japan Atomic Energy Agency

• The presentation will set out Albany's bench-scale results and ask the specialist community what specification the material should be aimed at

• The International Atomic Energy Agency projects global nuclear capacity could grow from 377 GW to between 561 GW and 992 GW by 2050

Guelph, ON - October 5, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (OTCQX: ZTEKF) today announced that Mohammed (Moe) Jiwan, Chief Executive Officer, has been invited by the organizers of the 26th International Nuclear Graphite Specialists Meeting ("INGSM-26") to present results from the Albany Graphite Project. The presentation, titled "Acid-Free Purification of Albany Breccia-Pipe Graphite to 5N, in Search of a Specification," is scheduled for Thursday, October 22, 2026, in Osaka, Japan, according to the conference's tentative program.

The Presentation

Every nuclear graphite grade qualified for service today is synthetic, and the Company is not presenting Albany as a replacement for those grades. At bench scale, the Company has reported purification of Albany graphite to 99.9992 wt.% carbon with an equivalent boron content of 2.60 ppm, and, in subsequent testing, to a maximum measured purity of 99.99985 wt.% carbon (5N+) without hydrofluoric acid, in a fluidized bed reactor. The material has not been irradiated or characterised against reference grades, and the Company makes no qualification claim. The presentation asks the specialist community two questions: what specification and application the material should be aimed at, and who could assist in its proper characterisation.

The Conference

INGSM-26 runs October 18 to 23 at Grand Front Osaka. According to the conference website, it is co-organized by Toyo Tanso Co., Ltd. and the Japan Atomic Energy Agency, with expected collaboration from the International Atomic Energy Agency ("IAEA"). Other presenters on the tentative program include Oak Ridge and Idaho National Laboratories, the United Kingdom National Nuclear Laboratory, EDF Energy and NRG PALLAS, which is presenting its graphite qualification work for Kairos Power and Terrestrial Energy.

Nuclear Graphite Demand

Nuclear power deployment is accelerating as electricity demand grows, with artificial intelligence and data centres among the drivers. The IAEA's 2025 projections estimate that global nuclear capacity could increase from 377 GW to between 561 GW and 992 GW by 2050. That growth is already turning into long-term commitments for reactor graphite. In November 2025, X-energy announced an agreement to purchase isotropic graphite core components for its first four-unit Xe-100 plant from Toyo Tanso for approximately US$40 million, and in January 2026 SGL Carbon announced a long-term agreement with X-energy with an initial contract value of approximately US$100 million.

Preliminary Economic Assessment

The Company's preliminary economic assessment ("PEA"), prepared by Micon International Limited and announced on August 10, 2026, models Albany's 5N product at US$50,000 per tonne, using nuclear-grade synthetic graphite as the closest observable price analogue. The PEA is preliminary in nature, includes Inferred mineral resources that are considered too speculative geologically to be categorized as mineral reserves, and there is no certainty that it will be realized. The Company's objectives for Albany are to complete a pre-feasibility study and to pursue qualification of Albany graphite for nuclear applications. Qualification has not been achieved, and there is no assurance that it will be.

Mr. Peter Wood, P.Eng., P.Geo., Vice President, Development of Albany Graphite Corp., a "Qualified Person" under National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

Management Commentary

"INGSM brings together the people who make, qualify and use reactor graphite," said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek. "We know how pure the material is at bench scale. We don't yet know what specification it should be aimed at, and this is the community best placed to tell us. Our focus remains on advancing Albany toward a pre-feasibility study and finding the partners to characterise it properly."

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset.

About Albany Graphite Corp.

The Albany Graphite Project is an igneous-hosted, fluid-derived graphite deposit held in two breccia pipes in Northern Ontario, near Hearst, held through the Company's wholly owned subsidiary Albany Graphite Corp. Independent bench-scale testing disclosed on September 22, 2025, confirmed ultra-high purity of 99.9992% with an equivalent boron content of 2.60 ppm, consistent with published benchmarks for potential nuclear-grade applications. Additional results disclosed on September 14, 2026, from the bench-scale purification program that supported the Company's August 10, 2026, PEA demonstrated a range of 4N to 5N graphite products and established the product specifications used in the PEA's product mix and pricing. As part of this program, a halogen-free fluidized bed reactor purification process achieved a maximum measured purity of 99.99985 wt.% carbon and an average purity of 99.9995 wt.% carbon across three bench-scale samples. The Project is being advanced as a potential domestic North American source of critical-grade graphite for nuclear, defence and allied-nation supply chains. Graphite is designated a critical mineral by Canada, the United States and Australia, and is listed as both a critical raw material and a strategic raw material under the European Union's Critical Raw Materials Act.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 437-826-3779

E: mjiwan2@zentek.com

www.zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements in this news release include, without limitation, statements about the market for graphite used in nuclear reactors, demand for nuclear power, the PEA and modelled pricing for 5N graphite, Albany's potential to supply that market, the Company's presentation at INGSM-26, and the Company's intention to pursue qualification of Albany graphite for nuclear applications. Bench-scale results are not necessarily indicative of results at commercial scale. The INGSM-26 program is tentative and subject to change. The companies named in this release are referenced for their own public activities only. None is a customer of Zentek, and no supply agreement or customer qualification exists with any of them. There is no certainty that the market opportunity described will result in a material benefit to the Company. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.